H arlton
Charlton

CHARTERED ACCOUNTANTS

P.O. B0X 10145, PACIFIC CENTRE

#1620 – 701 WEST GEORGIA STREET

VANCOUVER, BC V7Y 1C6

May 27, 2005

To:	British Columbia Securities Commission

Ontario Securities Commission
Securities and Exchange Commission (USA)

Dear Sirs/Mesdames:

Re: International Gemini Technology Inc. – Change of Auditor

We have read the Notice of Change of Auditors of International Gemini Technology Inc. dated May 30, 2005 and are in agreement with the information contained in such Notice.

Yours truly,

CHARLTON & COMPANY

Per: Signed “Robert Charlton”

cc: International Gemini Technology Inc.

Dale Matheson Carr-Hilton LaBonte, Chartered Accountants